NA 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14047652

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington, D.C.
189

SEC FILE NUMBER
8- 49957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE DARCY GROUP, LLC (42692)**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 SOUTH SALINA STREET, SUITE 318
(No. and Street)

SYRACUSE	**NEW YORK**	**13202-3311**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY S. DARCY, MANAGING MEMBER **(315) 471-1505**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE. 100	**SYRACUSE**	**NEW YORK**	**13224**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OD 3/18/14

OATH OR AFFIRMATION

I, **MARY S. DARCY**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THE DARCY GROUP, LLC**, as of **DECEMBER 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal accounting control.
- ☐ (p) Schedule of proposed capital withdrawals.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE DARCY GROUP, LLC

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3), under the Securities Exchange Act of 1934.

C O N T E N T S

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Darcy Group, LLC
Syracuse, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Darcy Group, LLC (the Company) as of December 31, 2013, and the related statements of income, changes in member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

INDEPENDENT AUDITORS' REPORT (continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respect, the financial position of The Darcy Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
February 10, 2014

THE DARCY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 24,534
Accounts receivable	1,770
Property and equipment - net	381
Prepaid expense	1,199
	$ 27,884

LIABILITIES AND MEMBERS' CAPITAL

Payable to other brokers	$ 1,401
Accrued expenses and other liabilities	8,855
Total liabilities	10,256
Members' capital	17,628
	$ 27,884

A copy of the Statement of Financial Condition of the December 31, 2013 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The Darcy Group, LLC (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of New York. As such, the members are not liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities

The securities in the Company's trading account are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes. The Company had no trading account positions at December 31, 2013.

Advertising Expense

The Company expenses advertising costs as incurred. The advertising expense was $0 for the current year.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's federal return are the 2010 through 2013 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the period covered in this report.

The Company has been organized as a Limited Liability Company (LLC) under the Internal Revenue Code and the New York State Tax Law. Under this election, the income is taxed directly to the members. An LLC filing fee is recorded as an income tax expense.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between January 1, 2014 and February 10, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2013 is as follows:

Equipment	$ 7,631
Accumulated depreciation	(7,250)
Property and equipment - net	$ 381

Depreciation expense was $347 for the year ended December 31, 2013 (see Note 7).

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013 the percentage of aggregate indebtedness $10,256 to net capital $15,965, both as defined, was approximately 64% (.64 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $10,965.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Syracuse, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.

Note 5. Commitments and Contingencies

The Company leased its office space under a noncancellable lease agreement which expired November 30, 2008, at a monthly rental $1,199. During 2009, the leased property was sold by the Trustee for the former owner. The new owner maintained and continued the agreements with all tenants including the Company. As such the Company is leasing on a month to month basis under the same terms and conditions of the expired agreement. Rent expense was $14,388 for the year ended December 31, 2013.

The minimum lease commitments at December 31, 2013 are as follows:

2014 (estimated one year under the expired agreement)	$ 14,388
Total	$ 14,388

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 7. Related Party Transactions

The Company's operating expenses are partially subsidized by Darcy & Co., Inc. (a related entity), which reimburses the Company on a pro-rata usage basis. The reimbursement was $18,710 for the year ended December 31, 2013. The Company also utilizes property and equipment, which is owned by Darcy & Co., Inc. (a related entity). The charge for usage is netted in the above-mentioned reimbursement.